                       This Exhibit Index is on page 3
    As filed with the Securities and Exchange Commission on June 28, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM 11-K

                              -------------------

                              MICROS SYSTEMS, INC.
               (Exact name of issuer as specified in its charter)

(Mark One)

    (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1999.

                          OR

    ( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number:  0-9993

                  MARYLAND                               52-1101488
                  --------                               ----------
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
       incorporation or organization)

    7031 Columbia Gateway Drive                          21046-2289
    Columbia, Maryland                                   (Zip Code)
    (Address of principal executive offices)


                  MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
                  -------------------------------------------
                              (Full title of plan)

(Name, address and telephone                  (Copies to:)
number of agent for service)

A.L. GIANNOPOULOS                          ANTHONY H. RICKERT, ESQUIRE
7031 COLUMBIA GATEWAY DRIVE                PIPER MARBURY RUDNICK & WOLFE L.L.P.
COLUMBIA, MARYLAND 21046-2289              1200 NINETEENTH STREET, N.W.
(443) 285-6000                             SEVENTH FLOOR
                                           WASHINGTON, D.C.  20036-2412

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 23, 2000.

(b) Exhibits: A consent of PricewaterhouseCoopers LLP is being filed as Exhibit 23 to this Report.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                                             PAGE(s)
FINANCIAL STATEMENTS
--------------------

  Report of Independent Accountants.........................................................   1

  Statements of Net Assets Available for Benefits...........................................   2

  Statements of Changes in Net Assets Available for Benefits................................   3

  Notes to Financial Statements.............................................................  4-8


ADDITIONAL INFORMATION*
----------------------

  Schedule I - Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 1999.......................................................................   9



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of MICROS Systems, Inc. 401(K) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
McLean, Virginia
June 23, 2000

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



ASSETS                                                                       1999                           1998

Uninvested cash                                                          $    120,440                   $     24,300
Investments (see Note 3)                                                   29,592,265                     15,602,010
                                                                         ------------                     ----------
        Total assets                                                       29,712,705                     15,626,310
                                                                         ------------                   ------------

Net assets available for benefits                                        $ 29,712,705                   $ 15,626,310
                                                                         ============                   ============










   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                  1999                    1998

Additions to net assets attributed to
 Investment income
   Net appreciation in fair value of investments (see Note 3)                  $  9,573,439           $  1,986,377
   Interest and dividends                                                         1,476,275                594,745
                                                                              -------------         --------------
                                                                                 11,049,714              2,581,122
                                                                              -------------         --------------

Contributions
 Employer's                                                                         689,678                581,324
 Participants'                                                                    3,068,377              2,636,270
                                                                              -------------         --------------
                                                                                  3,758,055              3,217,594
                                                                              -------------         --------------
          Total additions                                                        14,807,769              5,798,716

Deductions from net assets attributed to
 Benefits paid to participants                                                    1,008,504              1,635,446
                                                                              -------------         --------------
          Net increase                                                           13,799,265              4,163,270
                                                                              -------------         --------------

Transfer in of Merchants Information Systems plan assets
   (see Note 1)                                                                     287,130                     -

Net assets available for benefits
 Beginning of year                                                               15,626,310             11,463,040
                                                                              -------------         --------------

 End of year                                                                   $ 29,712,705           $ 15,626,310
                                                                              =============         ==============








   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

   The following description of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        A.   GENERAL
        The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the "Company"), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older. Eligible employees may enroll in the Plan on the first day of the plan year quarter coincident with or next following the date on which eligibility criteria are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        In April 1999, the plan assets of the Merchants Information Systems 401(k) Plan were merged with and into the MICROS Systems, Inc. 401(k) Retirement Plan.

        B.   CONTRIBUTIONS
        Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($10,000 per taxpayer for both the 1999 and 1998 calendar years). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

        The Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each plan year the Plan provides for the availability of discretionary year-end profit sharing contributions, depending upon profits and Board of Directors approval.

        There were no such discretionary contributions granted during 1999 or 1998.

        C.   VESTING
        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years. Participants immediately vest upon death or disability.

        D.   PARTICIPANT ACCOUNTS
        Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        E.   FORFEITED ACCOUNTS
        In 1999 and 1998, employer contributions were reduced by $90,386 and $59,733, respectively, from forfeited nonvested accounts. These amounts were applied against employer contributions to the Putnam Money Market Fund in each respective year.

        F.   PAYMENT OF BENEFITS
        Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement, death, disability or termination of employment. These benefits will be distributed in a single lump sum payment or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

        G.   PARTICIPANT NOTES
        Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. These transactions are treated as transfers to (from) the investment fund from
        (to) the Participant Notes fund. Notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors, and approximate fair value. Interest rates on notes outstanding at December 31, 1999 ranged from 6.0% to 9.5%. Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note. Loans may extend past five years if it is determined at the time of the loan that the funds will be used to acquire the principal residence of the participant.

        H.   ADMINISTRATIVE EXPENSES
        The Company pays Emjay Corporation directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.

2.   SUMMARY OF ACCOUNTING POLICIES

        A.   BASIS OF ACCOUNTING
        The Plan's financial statements are prepared on the accrual basis of accounting.

        B.   USE OF ESTIMATES
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        C.   INVESTMENT VALUATION AND INCOME RECOGNITION
        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost plus accrued interest, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        D.   CONTRIBUTIONS
        Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

        E.   PAYMENT OF BENEFITS
        Benefits are recorded when paid.

        F.   RECLASSIFICATIONS
        Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the current year presentation.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.  INVESTMENTS

    The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                   DECEMBER 31
                                                                          1999                     1998
         Putnam New Opportunities Fund,
         45,689 and 28,651 shares, respectively                         $4,155,841              $1,674,101

         Putnam OTC & Emerging Growth Fund,
         167,986 and 144,731 shares, respectively                        6,217,154               2,496,608

         Putnam Voyager II Fund,
         58,800 and 37,909 shares, respectively                          2,260,867                 860,543

         AIM International Equity Fund,
         120,063 and 108,564 shares, respectively                        3,338,951               2,020,368

         AIM Value Fund,
         82,933 and 70,074 shares, respectively                          4,049,595               2,816,265

         AIM Charter Fund,
         188,926 and 168,571 shares, respectively                        3,491,355               2,513,399

         MICROS Common Stock
         46,203 and 39,794 shares, respectively                          3,419,022               1,308,228


    During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,573,439 as follows:


         Mutual Funds                                                   $7,564,498
         Common Stock                                                    2,008,941
                                                                        ----------

                                                                        $9,573,439
                                                                        ==========


4. PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100 percent vested in their employer contributions.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.  TAX STATUS

    The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Emjay Corporation who has represented that it has received a favorable determination letter from the Internal Revenue Service (IRS). In addition, the Company filed a request for determination with the IRS and received a favorable determination letter dated October 10, 1995. Management has represented that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
ADDITIONAL INFORMATION
DECEMBER 31, 1999


SCHEDULE I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR, DECEMBER 31, 1999



IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT             UNITS                   VALUE

Putnam Investments
  New Opportunities Fund         Class A shares, $90.96 per share         45,688.663          $  4,155,841
  OTC & Emerging Growth Fund     Class A shares, $37.01 per share        167,985.795             6,217,154
  Voyager II Fund                Class A shares, $38.45 per share         58,800.182             2,260,867
  Income Fund                    Class A shares, $6.36 per share         138,845.155               883,055
  Money Market Fund              Class A shares, $1.00 per share       1,097,251.660             1,097,252
AIM Family of Funds
  International Equity Fund      Class A shares, $27.81 per share        120,062.965             3,338,951
  Value Fund                     Class A shares, $48.83 per share         82,932.536             4,049,595
  Charter Fund                   Class A shares, $18.48 per share        188,926.115             3,491,355
MICROS Common Stock*             Common Stock, $74.00 per share           46,203.000             3,419,022
                                                                                            --------------
                                                                                                28,913,092
Participants Notes (6.0%-9.5%)                                                                     679,173
                                                                                            --------------

                                                                                              $ 29,592,265
                                                                                            ==============

* Denotes a party-in-interest.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

FORM 11-K

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN





Date: June 28, 2000     By:
                            ------------------
                            Plan Sponsor